

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 17, 2017

Via E-mail
Mr. Luis Ganoza Durant
Chief Financial Officer
Fortuna Silver Mines, Inc.
200 Burrard Street, Suite 650
Vancouver, BC, Canada V6C 3L6

> **Re:** **Fortuna Silver Mines, Inc.**
> **Form 40-F for the Year Ended December 31, 2015**
> **Filed March 29, 2016**
> **File No. 001-35297**

Dear Mr. Durant:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining